UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2023

Infinity Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-31141	33-0655706
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Massachusetts Avenue, Floor 4, Cambridge, MA	02138
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 453-1000

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	INFI	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On February 22, 2023, Infinity Pharmaceuticals, Inc., a Delaware corporation (“Infinity” or the “Company”), MEI Pharma, Inc., a Delaware corporation (“MEI”), and Meadow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MEI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Infinity, with Infinity continuing as a wholly owned subsidiary of MEI and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of capital stock, par value $0.001 per share, of Infinity issued and outstanding (“Infinity Stock”) will be converted into the right to receive 1.0449 (the “Exchange Ratio”) shares of common stock, par value $0.00000002 per share, of MEI (“MEI Common Stock”). Holders of Infinity Stock will receive cash in lieu of fractional shares. At the effective time of the Merger, Infinity’s common stockholders will own approximately 42%, and MEI’s common stockholders will own approximately 58%, of the outstanding shares of common stock of the combined company on a fully diluted basis.

In addition, as of the effective time of the Merger, MEI will assume each Infinity stock incentive plan and  outstanding option to purchase shares of Infinity Stock, excluding options granted under the Infinity 2013 Employee Stock Purchase Plan, as amended, whether vested or unvested. Each such option so assumed by MEI will continue to have, and be subject to, the same terms and conditions applicable to such option immediately prior to the effective time of the Merger (after giving effect to the full acceleration of vesting of such options applicable to the option in connection with the Merger), except that (A) such option will be exercisable for that number of shares of MEI Common Stock equal to the number of shares of Infinity Stock subject to such option immediately prior to the effective time of the Merger multiplied by the Exchange Ratio and rounded down to the next nearest share of MEI Common Stock, and (B) the exercise price per share will be the exercise price per share in effect for that option immediately prior to the effective time of the Merger divided by the Exchange Ratio and rounded up to the next nearest cent.

Each of Infinity and MEI has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) the conduct of their respective businesses during the period between the execution of the Merger Agreement and the effective time of the Merger, including, with respect to Infinity, the development of its product candidate eganelisib, (2) non-solicitation of alternative acquisition proposals, (3) MEI’s obligation to call a meeting of its stockholders, and subject to certain exceptions, to recommend that its stockholders approve the issuance of shares of MEI Common Stock to holders of Infinity Stock pursuant to the Merger Agreement (the “MEI Stock Issuance”), (4) Infinity’s obligations to call a meeting of its stockholders to adopt the Merger Agreement, and subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement and (5) MEI filing with the Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form S-4 to register the shares of MEI Common Stock to be issued pursuant to the Merger Agreement (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, the (1) approval by the stockholders of MEI of the MEI Stock Issuance, (2) the adoption by the stockholders of Infinity of the Merger Agreement, (3) authorization for listing on The Nasdaq Capital Market of the shares of MEI Common Stock (including the shares to be issued in the Merger), subject to official notice of issuance, (4) effectiveness of the Registration Statement and (5) the absence of any law, judgment, order, injunction, ruling, writ award or decree by any governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting consummation of the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including (1) the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, (2) the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger, and (3) the absence of a continuing material adverse effect with respect to the other party. Infinity’s obligation to consummate the Merger is also subject to the condition that MEI’s final net cash is greater than or equal to $80,000,000 at closing if closing occurs on or before June 30, 2023, $78,000,000 at closing if closing occurs after June 30, 2023 but on or before July 31, 2023 and $76,000,000 at closing if closing occurs after July 31, 2023 but on or before August 31, 2023. MEI’s obligation to consummate the Merger is also subject to the condition that Infinity’s final net cash is greater than or equal to $4,000,000 at closing if closing occurs on or before June 30, 2023, $3,000,000 at closing if closing occurs after June 30, 2023 but on or before July 31, 2023, and $2,000,000 at closing if closing occurs after July 31, 2023 but on or before August 31, 2023.

The Merger Agreement contains certain termination rights for both Infinity and MEI. Upon termination of the Merger Agreement by MEI under specified circumstances, MEI may be required to pay Infinity a termination fee of $4,000,000 and/or reimburse Infinity’s reasonable out of pocket fees and expenses incurred in connection with the Merger Agreement and the transaction contemplated thereby up to a maximum of $1,000,000. Upon termination of the Merger Agreement by Infinity under specified circumstances, Infinity may be required to pay MEI a termination fee of $2,900,000 and/or reimburse MEI’s reasonable out of pocket fees and expenses incurred in connection with the Merger Agreement and the transaction contemplated thereby up to a maximum of $1,000,000.

MEI and Infinity have agreed to use reasonable best efforts and take all necessary action such that, as of the effective time of the Merger, the Board of Directors of the combined company will consist of eight members, with four such members designated by MEI, 3 such members designated by Infinity (one of whom shall be designated by Infinity as the chair of the Board of Directors of the combined company) and one such member designated jointly by MEI and Infinity, with at least one MEI designee and one Infinity designee appointed to each of the three classes of the Meadow classified board and MEI’s fourth designee and the jointly designated designee appointed to the class of MEI directors whose terms expire at the next annual meeting of MEI’s stockholders. The parties have also agreed that David M. Urso will be elected as Chief Executive Officer, Robert Ilaria, Jr. will be elected as Chief Medical Officer, and Stéphane Peluso will be elected as Chief Scientific Officer.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about MEI or Infinity or to modify or supplement any factual disclosures about Infinity in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of MEI and Infinity made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of MEI, Infinity or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Infinity, MEI or any of their respective affiliates, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of Infinity and MEI and a prospectus of MEI as well as in the Forms 10-K, Forms 10-Q and other filings that each of Infinity and MEI make with the SEC.

Item 2.05	Costs Associated with Exit or Disposal Activities.

On February 22, 2023, the Board of Directors of the Company approved a strategic restructuring of the Company to preserve the Company’s resources upon the signing of the Merger Agreement. The Company will reduce its overall headcount by 4 positions, representing approximately 13% of the Company’s workforce, in the first quarter of 2023. The Company currently expects to incur approximately $2 million in the first quarter of 2023 in connection with this workforce reduction. These charges primarily relate to severance payments, employee benefits and stock-based compensation. Of this amount, the Company expects that approximately $1 million will be in future cash expenditures. The Company estimates that the workforce reduction will be substantially completed by March 31, 2023. The estimate of costs that the Company expects to incur and the timing thereof are subject to a number of assumptions and actual results may differ. If the Company subsequently determines that it will incur additional significant costs and restructuring charges, it will amend this Current Report on Form 8-K to disclose such information.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Executive Transition Agreements

Adelene Perkins

On February 22, 2023, the Company entered into a Retention and Severance Protection Agreement with Adelene Perkins (the “Perkins Agreement”), which will be subject to, and contingent and effective upon, the closing of the Merger. Pursuant to the Perkins Agreement, Ms. Perkins agrees to remain in the employ of Infinity through the closing date of the Merger. In addition, Ms. Perkins will remain subject to Infinity’s Executive Severance Benefits Plan (the “Severance Plan”); provided that the agreement replaces clause (i) of the Severance Plan’s definition of “Cause” as applied to her by “a good faith finding by the Board of Directors of the Company or its public parent corporation of a knowing and willful failure by the employee to perform the employee’s material duties for the Company in a manner reasonably acceptable to the Company, which failure continues for a period of more than 30 days after notice thereof has been provided to the employee in writing by the Company, setting forth in reasonable detail the nature of such failure” and provides that any severance payment under the Severance Plan will be made as a lump sum rather than in installments.

Upon, and in connection with, the closing of the Merger, Ms. Perkins’s employment with Infinity will terminate without Cause and she will join the MEI Board of Directors.

Additionally, as an incentive for Ms. Perkins to remain employed, Ms. Perkins will be eligible to receive a retention bonus (the “Perkins Retention Bonus”) in the amount of $250,000, payable in the payroll that follows the closing date of the Merger.

If Ms. Perkins’s employment with Infinity terminates for any reason prior to the closing date of the Merger, no portion of the Perkins Retention Bonus will be paid to Ms. Perkins.

In addition to the Perkins Retention Bonus, Ms. Perkins will be eligible to receive severance benefits under the Severance Plan (as determined using the terms in effect as of the date of this letter) (the “Severance Benefits”) when Infinity terminates Ms. Perkins’s employment without Cause in connection with the closing of the Merger or if Infinity terminates her employment before the closing date of the Merger for any reason other than for either Cause or disability. The Severance Benefits are subject to the release requirements in the Severance Plan, provided that the Severance Benefits shall be made in a single lump sum rather than in the installments specified in the Severance Plan.  Ms. Perkins will also receive any other benefits under the Severance Plan (including outplacement and benefits continuation) in accordance with the terms of the Severance Plan, with the definition of Cause as modified in the Perkins Agreement.

Stéphane Peluso

On February 22, 2023, the Company entered into a Retention and Severance Protection Agreement with Stéphane Peluso (the “Peluso Agreement”). Pursuant to the Peluso Agreement, Mr. Peluso agrees to remain in the employ of Infinity or MEI through the closing date of the Merger and until December 31, 2023. In addition, Mr. Peluso will remain subject to the Severance Plan; provided that the agreement replaces clause (i) of the Severance Plan’s definition of “Cause” as applied to him by “a good faith finding by the Board of Directors of the Company or its public parent corporation of a knowing and willful failure by the employee to perform the employee’s material duties for the Company in a manner reasonably acceptable to the Company, which failure continues for a period of more than 30 days after notice thereof has been provided to the employee in writing by the Company, setting forth in reasonable detail the nature of such failure” and provides that any severance payment under the Severance Plan will be made as a lump sum rather than in installments.

Additionally, as an incentive for Mr. Peluso to remain employed through the closing and through December 31, 2023, Mr. Peluso will be eligible to receive a retention bonus (the “Peluso Retention Bonus”) in the amount of $200,000, payable 50% in the payroll following June 30, 2023, with the remainder payable on or shortly after December 31, 2023.  If Mr. Peluso’s employment ends because he is terminated other than for either Cause or disability before June 30, 2023, he will receive the first 50% in the same payroll in which he receives his severance benefits under the Severance Plan, and the remaining portion of the Peluso Retention Bonus will be forfeited.  If his employment ends because he is terminated other than for either Cause or disability on or after June 30, 2023 and provided that the closing of the Merger has occurred prior to such termination, he will receive the remaining 50% of the Peluso Retention Bonus (and the initial 50% if not yet paid) in the same payroll in which he receives his severance benefits.

If Mr. Peluso resigns from employment with Infinity or MEI (including for Good Reason as defined in the Severance Plan) or if Infinity or MEI terminates his employment for Cause (as defined in the Peluso Agreement) or due to disability, no portion of the Peluso Retention Bonus will be paid to Mr. Peluso.

In addition to the Peluso Retention Bonus, Mr. Peluso will remain eligible to receive Severance Benefits if Infinity or MEI terminates his employment for any reason other than for either Cause or disability or he resigns for Good Reason, in each case no later than one (1) year following the closing date of the Merger or such longer period as the Severance Plan applies to Mr. Peluso. If, after the closing date of the Merger, Infinity or MEI adopts a plan providing Severance Benefits that are more generous than those now in effect, Mr. Peluso will be eligible for the additional benefits in accordance with their terms.  The Severance Benefits and any payments of the Peluso Retention Bonus that are paid in connection with Mr. Peluso’s termination of employment are subject to the release requirements in the Severance Plan, provided that the total payments shall be made in a single lump sum rather than in the installments specified in the Severance Plan.  Mr. Peluso will also receive any other benefits under the Severance Plan (including outplacement and benefits continuation) in accordance with the terms of the Severance Plan, with the definition of Cause as modified in the Peluso Agreement.

Robert Ilaria, Jr.

On February 22, 2023, the Company entered into a Retention and Severance Protection Agreement with Robert Ilaria, Jr. (the “Ilaria Agreement”). Mr. Ilaria agrees to remain in the employ of Infinity or MEI through the closing date of the Merger and until December 31, 2023. In addition, Mr. Ilaria will remain subject to the Severance Plan; provided that the agreement replaces clause (i) of the Severance Plan’s definition of “Cause” as applied to him by “a good faith finding by the Board of Directors of the Company or its public parent corporation of a knowing and willful failure by the employee to perform the employee’s material duties for the Company in a manner reasonably acceptable to the Company, which failure continues for a period of more than 30 days after notice thereof has been provided to the employee in writing by the Company, setting forth in reasonable detail the nature of such failure” and provides that any severance payment under the Severance Plan will be made as a lump sum rather than in installments.

Additionally, as an incentive for Mr. Ilaria to remain employed through the closing and through December 31, 2023, Mr. Ilaria will be eligible to receive a retention bonus (the “Ilaria Retention Bonus”) in the amount of $250,000, payable 50% in the payroll following June 30, 2023, with the remainder payable on or shortly after December 31, 2023.  If Mr. Ilaria’s employment ends because he is terminated other than for either Cause or disability before June 30, 2023, he will receive the first 50% in the same payroll in which he receives his severance benefits under the Severance Plan, and the remaining portion of the Ilaria Retention Bonus will be forfeited.  If his employment ends because he is terminated other than for either Cause or disability on or after June 30, 2023 and provided that the closing of the Merger has occurred prior to such termination, he will receive the remaining 50% of the Ilaria Retention Bonus (and the initial 50% if not yet paid) in the same payroll in which he receives his severance benefits.

If Mr. Ilaria resigns from employment with Infinity or MEI (including for Good Reason as defined in the Severance Plan) or if Infinity or MEI terminates his employment for Cause (as defined in the Ilaria Agreement) or due to disability, no portion of the Ilaria Retention Bonus will be paid to Mr. Ilaria.

In addition to the Ilaria Retention Bonus, Mr. Ilaria will remain eligible to receive Severance Benefits if Infinity terminates his employment for any reason other than for either Cause or disability or he resigns for Good Reason, in each case no later than one (1) year following the closing date of the Merger or such longer period as the Severance Plan applies to Mr. Ilaria. If, after the closing date of the Merger, Infinity or MEI adopts a plan providing Severance Benefits that are more generous than those now in effect, Mr. Ilaria will be eligible for the additional benefits in accordance with their terms.  The Severance Benefits and any payments of the Ilaria Retention Bonus that are paid in connection with Mr. Ilaria’s termination of employment are subject to the release requirements in the Severance Plan, provided that the total payments shall be made in a single lump sum rather than in the installments specified in the Severance Plan.  Mr. Ilaria will also receive any other benefits under the Severance Plan (including outplacement and benefits continuation) in accordance with the terms of the Severance Plan, with the definition of Cause as modified in the Ilaria Agreement.

Departure and Appointment of Officers

In connection with the signing of the Merger Agreement, on February 22, 2023, the Company provided notice to Lawrence E. Bloch, the Company’s President and Principal Financial and Accounting Officer, of its intent to terminate Dr. Bloch’s employment without cause, effective as of March 31, 2023. Effective upon Dr. Bloch’s termination, Adelene Q. Perkins, the Company’s Chief Executive Officer, was appointed Principal Financial and Accounting Officer of the Company.  Ms. Perkins will continue to serve as the Company’s Principal Executive Officer.

Ms. Perkins, age 63, has served as a member of the Company’s Board of Directors since January 2010, including as Chair of the Company’s Board of Directors since November 2012, and as the Company’s Chief Executive Officer since January 2010. She has also served as the Company’s President from January 2010 to January 2017, as the Company’s President and Chief Business Officer from October 2008 through December 2009 and as the Company’s Executive Vice President and Chief Business Officer between September 2006 and October 2008. Ms. Perkins served as Executive Vice President of Infinity Discovery, Inc., from February 2006 until the merger with the Company’s predecessor company in September 2006 and Chief Business Officer of Infinity Discovery, Inc., from June 2002 until September 2006. Ms. Perkins served as Vice President of Business and Corporate Development of TransForm Pharmaceuticals, Inc., a privately held specialty pharmaceutical company, from 2000 to 2002. From 1992 to 1999, Ms. Perkins held various positions at Genetics Institute, most recently serving as Vice President of Emerging Business and General Manager of the DiscoverEase® business unit, and from 1985 to 1992 advised clients in the healthcare industry while at Bain & Company, a strategy consulting firm. Ms. Perkins has served on the board of directors for the Biotechnology Industry Organization since 2012; the Bruker Corporation, a publicly traded manufacturer of analytic instruments, since 2017; Massachusetts General Hospital since 2017; the Massachusetts Biotechnology Council, a not-for-profit organization, since 2014; and Project Hope, a not-for-profit social services company, since 2013. Ms. Perkins received a B.S. in chemical engineering from Villanova University and an M.B.A. from Harvard Business School, or HBS.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 22, 2023, Infinity’s Board of Directors adopted an amendment to Infinity’s Amended and Restated Bylaws (the “Bylaw Amendment”) to add a new Section 6 of Article IX thereto.  The Bylaw Amendment provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Infinity, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Infinity to Infinity or Infinity’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim arising pursuant to any provision of Infinity’s certificate of incorporation or Infinity’s Amended and Restated Bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of Infinity capital stock will be deemed to have notice of and consented to the provisions of the Bylaw Amendment.

The foregoing description of the Bylaw Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaw Amendment, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On February 23, 2023, the Company and MEI held a conference call to discuss the proposed transaction (the “Joint Conference Call”). A copy of the investor presentation of the Joint Conference Call is attached as Exhibit 99.1 hereto.  In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information, including Exhibit 99.1, be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On February 23, 2023, Infinity and MEI issued a joint press release announcing the execution of the Merger Agreement.  A copy of the joint press release is attached to this report as Exhibit 99.2 and is incorporated by reference herein. The information contained on the websites referenced in the press release is not incorporated herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated February 22, 2023, by and among Infinity Pharmaceuticals, Inc., MEI Pharma, Inc., and Meadow Merger Sub, Inc.

3.1	Amendment to Amended and Restated Bylaws of Infinity Pharmaceuticals, Inc., effective February 22, 2023

99.1	Investor Presentation, dated February 23, 2023

99.2	Joint Press Release, dated February 23, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of the management of MEI and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements, many of which are beyond the control of MEI and Infinity. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from MEI’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect MEI’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the Merger and the potential failure to satisfy the conditions to the consummation of the Merger, including obtaining stockholder and regulatory approvals; (iii) the Merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the Merger on the ability of MEI or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom MEI or Infinity does business, or on MEI’s or Infinity’s operating results and business generally; (v) MEI’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the Merger and disruption of management’s attention due to the Merger; (vi) the outcome of any legal proceedings related to the Merger or otherwise, or the impact of the Merger thereupon; (vii) MEI or Infinity may be adversely affected by other economic, business and/or competitive factors, (viii)  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the Merger; (ix) restrictions during the pendency of the Merger that may impact MEI’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that MEI or Infinity may be unable to obtain governmental and regulatory approvals required for the Merger, or that required governmental and regulatory approvals may delay the consummation of the Merger or result in the imposition of conditions that could reduce the anticipated benefits from the Merger or cause the parties to abandon the Merger; (xi) risks that the anticipated benefits of the Merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the MEI shares to be issued in the Merger; (xiv) the risk that integration of the Merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the Merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of MEI’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on MEI’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) uncertainties or differences in interpretation in clinical trial results; (xx) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; (xxi) the ability of MEI or Infinity to protect and enforce intellectual property rights; and (xxii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as MEI’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of MEI and Infinity are set forth in their respective filings with the SEC, including each of MEI’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov.  See in particular MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Infinity’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning MEI and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this Current Report on Form 8-K. While MEI and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the Merger. In connection with the Merger, MEI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of MEI and Infinity that also constitutes a prospectus of Infinity. Each of MEI and Infinity also plan to file other relevant documents with the SEC regarding the Merger. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of MEI and Infinity. INVESTORS AND MEI’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEI AND INFINITY WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about MEI and Infinity, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. MEI and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

MEI, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of MEI and Infinity in connection with the Merger. Securityholders may obtain information regarding the names, affiliations and interests of MEI’s directors and executive officers in MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022, which was filed with the SEC on September 8, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on October 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Infinity’s directors and executive officers in Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 25, 2022. Additional information regarding the interests of such individuals in the Merger will be included in the Joint Proxy Statement/Prospectus relating to the Merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, MEI’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFINITY PHARMACEUTICALS, INC.

Date: February 23, 2023	By:	/s/ Seth A. Tasker
Seth A. Tasker
Chief Business Officer